

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 2, 2024

Craig Pommells
Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087-4779

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Form 10-K for the Fiscal Year Ended July 28, 2023**
> **Form 8-K Filed February 27, 2024**
> **Response dated March 20, 2024**
> **File No. 001-25225**

Dear Craig Pommells:

We have reviewed your March 20, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

Form 8-K Filed February 27, 2024

Exhibit 99.1 - Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27, 2024
Adjusted Operating Income and Earnings Per Share, page 8

1.   We note in your response to prior comment 2 that GAAP requires recognition of the amortization expense of the asset resulting from the sale and leaseback transactions. The adjustment in question appears to have the effect of modifying the measurement and recognition principles of lease accounting for the amortization resulting from the sale and leaseback transactions. Accordingly, this adjustment appears inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please remove this adjustment from your non-GAAP measures or tell us why it is appropriate within the context of Question 100.04.

Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services